

September 25, 2017

Darryl Rawlings
Chief Executive Officer and President
Trupanion, Inc.
6100 4th Avenue S, Suite 200
Seattle, WA 98108

>   **Re: Trupanion, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 15, 2017**
>   **File No. 001-36537**

Dear Mr. Rawlings:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 3

1.   We refer to your IPO prospectus dated July 17, 2014, which discloses that dogs represented 85% of your enrolled pets as of March 31, 2014 while cats accounted for 15% of enrolled pets. Please tell us whether these percentages have remained constant since March 31, 2014 and explain to us why you do not provide a breakdown of enrolled pets in your Form 10-K. To the extent that your business depends on providing dog coverage, please also tell us why you do not address this market separately from cats in your Business section and, as applicable, in your Management's Discussion and Analysis section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 or Joseph McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: James D. Evans, Esq.